EXHIBIT 11 – Computation of Per Share Earnings (Loss)

(In thousands, except per share data)

	Post-Merger			Pre-Merger
	Year Ended December 31,		Period from July 31 through December 31,	Period from January 1 through July 30,
	2010	2009	2008	2008
Basic and diluted numerator:
Net income (loss) attributable to the Company – Common Shares	$(87,523)	$(868,189)	$(3,018,637)	$167,554
Less: Participating securities dividends	5,916	6,799	—	—
Income (loss) attributable to the Company – Unvested Shares	—	—	—	214

Income (loss) attributable to the Company per common share – basic and diluted	$(93,439)	$(874,988)	$(3,018,637)	$167,340

Denominator:
Weighted average common shares – basic	355,568	355,377	355,308	355,178
Effect of dilutive securities:
Stock options and restricted stock awards(1)	—	—	—	563

Weighted average common shares – diluted	355,568	355,377	355,308	355,741

Net income (loss) per basic common share	$(0.26)	$(2.46)	$(8.50)	$0.47

Net income (loss) per diluted common share	$(0.26)	$(2.46)	$(8.50)	$0.47

(1)	5.2 million, 6.7 million, 7.7 million and 6.3 million options were outstanding at December 31, 2010, 2009 and 2008 (post-merger) and July 30, 2008 (pre-merger), respectively, that were not included in the computation of diluted earnings per share because to do so would have been anti-dilutive as the respective options’ strive price was greater than the current market price of the shares.